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                            November 3, 2023

       Kwai Hoi Ma
       Chief Executive Office
       Real Messenger Corp
       695 Town Center Drive, Suite 1200
       Costa Mesa, CA 92626

                                                        Re: Real Messenger Corp
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed November 1,
2023
                                                            File No. 333-273102

       Dear Kwai Hoi Ma:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 20, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-4 filed November 1, 2023

       Cover Page

   1. We note your revised disclosures in response to prior comment 1 where you indicate that upon consummation of
the Business Combination, Nova Vision   s existing shareholders,
                                                        including the sponsor,
will own approximately 38.18% of PubCo's Ordinary Shares.
                                                        However, as per your
revised disclosures on pages 9 and 134, upon closing, Nova Vision
                                                        Initial Public
Shareholders will own 22.99% and Nova Vision Initial Shareholders will
                                                        17.26% of PubCo's
Ordinary Shares for a total of 40.25%. Please revise to correct this apparent inconsistency.
 Kwai Hoi Ma
FirstName LastNameKwai   Hoi Ma
Real Messenger Corp
Comapany 3,
November  NameReal
             2023    Messenger Corp
November
Page 2    3, 2023 Page 2
FirstName LastName
Risk Factors, page 28

2. Please include a corresponding risk factor for each risk mentioned in the risk factor summary and provide detailed discussion of why these factors pose a risk to public shareholders. We refer you to our prior comment 7 in our July 28, 2023, comment letter.
Risks Related to Nova Vision and the Business Combination
Nova Vision has identified material weaknesses in its internal control over financial reporting, page 52

3. Your revised disclosures in response to prior comment 3 replaced all references to disclosure controls and procedures with internal control over financial reporting, which did not fully address our comment. In this regard, you now refer to internal control over financial reporting as including procedures that ensure information that is required to be disclosed in your reports is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms, which is part of the definition for disclosure controls and procedures. Please revise this risk factor to address the fact that both disclosure controls and procedures and internal control over financial reporting were not effective. Also, ensure that your description of each is appropriately defined.
Certain Projected Information of Real Messenger, page 93

4.       We note your response to our prior comment 4. Please revise to disclose whether
         management believes the projections still reflect accurately
management   s views on future
         performance. Describe any consideration that the board gave to providing updated projections to reflect the change in consideration and the expected proceeds and whether the board believes its reliance on the projections when recommending the transaction to shareholders is reasonable based on the changed circumstances as compared to when they were prepared.
Offering Proceeds Held in Trust, page 125

5. We note your response to prior comment 6 where you indicate that the aggregate principal balance of extension notes as of October 30, 2023 was $1,459,561. However, your disclosures on page 126 continue to refer to promissory notes in the aggregate amount of
         $1,320,035. Please revise and ensure that all disclosures throughout the filing provide the most recent information regarding the outstanding balance of extension notes as of the date of your filing. In addition, ensure that you include current information regarding the time to complete the merger. In this regard, your current amendment, which was filed on
         November 1, 2023 refers to a merger deadline of October 10, 2023.
 Kwai Hoi Ma
FirstName LastNameKwai   Hoi Ma
Real Messenger Corp
Comapany 3,
November  NameReal
             2023    Messenger Corp
November
Page 3    3, 2023 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Combined Balance Sheets, page 136

6. Your revised disclosures in response to prior comment 7 did not address our comment. As previously requested, tell us why your pro forma financials assume that you will receive the entire $5.0 million of proceeds in the Private Placement. In this regard, in response to comment 16 in your letter dated October 10, 2023, you stated that you have currently finalized only $4.5 million in financing under the Private Placement. Revise pro forma adjustment (9) to reflect only the amount of Private Placements that have been finalized.
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Derby at 202-551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Lawrence Venick